Exhibit 99.4

Independent Auditor's Report Gamee Mobile s.r.o. for the audited period from 1 January 2023 to 31 December 2023 Identification of the accounting entity Company: Gamee Mobile s.r.o. Registration No.: 29103746 Registered office: Rasinovo nabrezi 71/10, 128 00 Prague 2 Legal form: Limited liability company File reference: C 281545, Municipal Court in Prague TPA Audit s.r.o. 140 00 Prague 4, Antala Staska 2027/79 Tel.: +420 222 826 311, E - mail: audit@tpa - group.cz, www.tpa - group.cz Branch: 746 01 Opava, Veleslavinova 240/8, Tel.: +420 553 622 565 ID No.: 60203480, Municipal Court in Prague, file ref. C.25463 Authorization No. 80, Chamber of Auditors of the Czech Republic

The report is addressed to the members of the accounting entity Auditor's Opinion We have audited the attached financial statements of Gamee Mobile s . r . o . (hereinafter also the "Company") prepared in accordance with Czech accounting regulations, which comprise the balance sheet as at 31 December 2023 , the profit and loss statement for the year ended 31 December 2023 and the notes to these financial statements, which include a description of the significant accounting methods used and other explanatory information . Information about Gamee Mobile s . r . o . is provided in Note 1 of the notes to these financial statements . In our opinion, the financial statements present a true and fair view of the assets and liabilities of Gamee Mobile s.r.o. as at 31 December 2023 and of its costs, revenues and profit/loss for the year ended 31 December 2023 in accordance with Czech accounting regulations. Basis for Opinion We conducted the audit in accordance with the Act on Auditors and the auditing standards of the Chamber of Auditors of the Czech Republic for audits, which are the International Standards on Auditing (ISA) supplemented and modified by relevant application clauses . Our responsibility as established by these regulations is described in more detail in the section Auditor's Responsibility for the Audit of the Financial Statements . In accordance with the Act on Auditors and the Code of Ethics adopted by the Chamber of Auditors of the Czech Republic, we are independent of the Company and have fulfilled our other ethical obligations arising from the aforementioned regulations . We believe that the audit evidence we have gathered provides a sufficient and appropriate basis for expressing our opinion . Responsibility of the Company's Statutory Body for the Financial Statements The statutory body is responsible for the preparation of financial statements that present a true and fair view in accordance with Czech accounting regulations and for maintaining such an internal control system as it deems necessary for the preparation of financial statements that are free from material misstatement, whether due to fraud or error . When preparing the financial statements, the Company's statutory body is required to assess whether the Company is capable of continuing as a going concern and, where relevant, to disclose in the notes to the financial statements matters relating to its going concern and the use of the going concern assumption in preparing the financial statements, except in cases where the statutory body plans to liquidate the Company or to cease its operations, or has no other realistic alternative but to do so . Auditor's Responsibility for the Audit of the Financial Statements Our objective is to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report containing our opinion . Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the aforementioned regulations will always detect a material misstatement that exists in the financial statements when it exists . Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements . In performing an audit in accordance with the above - mentioned regulations, it is our duty to apply professional judgment and maintain professional scepticism throughout the audit . It is also our duty : • Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responding to those risks, and obtain sufficient and appropriate audit evidence on which to base our opinion . The risk of not detecting a material misstatement resulting from fraud is higher than that of not detecting a material misstatement caused by error, because fraud may involve collusion, forgery, intentional omissions, misrepresentations or the circumvention of internal controls.

• Obtain an understanding of the Company's internal control system relevant to the audit to the extent necessary to design audit procedures appropriate to the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control system . • Evaluate the appropriateness of accounting policies used, the reasonableness of accounting estimates made and related information disclosed by the Company's statutory body in the notes to the financial statements . • Conclude on the appropriateness of the use of the going concern assumption by the Company's statutory body in preparing the financial statements and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern . If we conclude that a material uncertainty exists, we are required to draw attention in our report to the information disclosed in the notes to the financial statements in this regard, and if this information is not sufficient, to modify our opinion . Our conclusions regarding the Company's ability to continue as a going concern are based on the audit evidence obtained up to the date of our report . However, future events or conditions may cause the Company to cease to be able to continue as a going concern . • Evaluate the overall presentation, structure and content of the financial statements, including the notes, and whether the financial statements represent the underlying transactions and events in a manner that achieves true presentation . We are required to inform the Company's statutory body, among other things, about the planned scope and timing of the audit and significant findings identified during its conduct, including significant deficiencies in the internal control system that we have identified . In Prague, 2 August 2024 Auditor: TPA Audit s.r.o. Ing. Radek Stein Antala Staska 2027/79, Prague 4 Authorization No. 2193 KACR Authorization No. 080 KACR

GAMEE MOBILE s.r.o. Rasinovo nabrezi 71/10, Prague 2, 128 00 BALANCE SHEET – FULL FORMAT AS AT 31 DECEMBER 2023 (in CZK thousands) Prior period Current period ASSE TS Net Net Corrections Gross Description Code 88 675 93 244 - 184 93 428 TOTAL ASSETS 63 023 63 219 - 184 63 403 Non - current assets B. 0 0 0 0 Intangible non - current assets B.I. 89 45 - 184 229 Tangible non - current assets B.II. 89 45 - 184 229 Movable assets and their sets B.II.2. 62 934 63 174 0 63 174 Non - current financial assets B.III. 62 934 63 174 0 63 174 Loans to controlled/controlling entity B.III.2. 25 434 29 488 0 29 488 Current assets C. 17 952 21 281 0 21 281 Receivables C.II. 320 2 043 0 2 043 Long - term receivables C.II.1. 0 1 723 0 1 723 Deferred tax asset C.II.1. 4. 320 320 0 320 Other receivables C.II.1. 5. 320 320 0 320 Long - term prepayments made C.II.1. 5.2. 17 632 19 238 0 19 238 Short - term receivables C.II.2. 16 292 17 838 0 17 838 Trade receivables C.II.2. 1. 1 340 1 400 0 1 400 Other receivables C.II.2. 4. 92 355 0 355 Receivables from members C.II.2. 4.1. 1 026 577 0 577 Tax receivables – state C.II.2. 4.3. 222 468 0 468 Short - term prepayments made C.II.2. 4.4. 7 482 8 207 0 8 207 Cash and cash equivalents C.IV. 5 0 0 0 Cash on hand C.IV.1 . 7 477 8 207 0 8 207 Cash at bank C.IV.2 . 218 537 0 537 Deferred items D. 218 286 0 286 Prepaid expenses D.1. 0 251 0 251 Accrued income D.3. Prior period Net Current period Net LIABI LITIE S 88 675 93 244 TOTAL LIABILITIES AND EQUITY 70 527 75 956 Equity A. 471 471 Share capital A.I. 471 471 Basic capital A.I.1.

| LIABILITIES | | Current period Net | Prior period Net |
|---|---|---|---|
| A.II. | Share premium and capital funds | 118 063 | 118 063 |
| A.II.2. | Capital funds | 118 063 | 118 063 |
| A.II.2.1. | Other capital funds | 118 063 | 118 063 |
| A.IV. | Retained earnings from prior years (+/-) | -48 006 | -54 413 |
| A.IV.1. | Retained earnings / accumulated loss from prior years | -48 006 | -54 413 |
| A.V. | Profit/loss for the current period (+/-) | 5 428 | 6 406 |
| **B+C.** | **External resources** | **17 288** | **18 148** |
| B. | Provisions | 204 | 0 |
| B.4. | Other provisions | 204 | 0 |
| C. | Liabilities | 17 084 | 18 148 |
| C.I. | Long-term liabilities | 11 303 | 11 361 |
| C.I.3. | Long-term advances received | 11 303 | 11 361 |
| C.II. | Short-term liabilities | 5 781 | 6 787 |
| C.II.4. | Trade payables | 4 327 | 5 732 |
| C.II.8. | Other liabilities | 1 454 | 1 055 |
| C.II.8.3. | Payables to employees | 373 | 255 |
| C.II.8.4. | Social security and health insurance payables | 102 | 128 |
| C.II.8.5. | Tax liabilities and subsidies – state | 94 | 48 |
| C.II.8.6. | Accrued liabilities | 585 | 324 |
| C.II.8.7. | Other liabilities | 300 | 300 |
| D. | Deferred items | 0 | 0 |
| D.1. | Deferred income | 0 | 0 |

Prepared: 25 June 2024

Signatory: ROBERT WILLIAM HONG-SAN YUNG, statutory body

GAMEE MOBILE s.r.o.

# PROFIT AND LOSS STATEMENT – FULL FORMAT (BY NATURE)
# FOR THE PERIOD FROM 1 JANUARY 2023 TO 31 DECEMBER 2023

*(in CZK thousands)*

| Code | Description | Current period | Prior period |
|---|---|---|---|
| I. | Revenue from goods and services sold | 73 810 | 77 990 |
| II. | Revenue from goods sold | | |
| A. | Production consumption | 62 835 | 68 848 |
| A.1. | Cost of goods sold | | |
| A.2. | Materials and energy consumption | 882 | 1 048 |
| A.3. | Services | 61 953 | 67 800 |
| B. | Change in inventory of own production (+/-) | | |
| C. | Capitalisation (-) | | |
| D. | Personnel costs | 7 400 | 5 199 |
| D.1. | Wages and salaries | 5 558 | 3 676 |
| D.2. | Social security, health insurance and other costs | 1 842 | 1 523 |
| D.2.1. | Social security and health insurance costs | 1 405 | 1 228 |
| D.2.2. | Other costs | 437 | 295 |
| E. | Value adjustments in operating area | 45 | 22 |
| E.1. | Value adjustments to intangible and tangible non-current assets | 45 | 22 |
| E.1.1. | – permanent | 45 | 22 |
| E.1.2. | – temporary | | |
| E.2. | Value adjustments to inventories | | |
| E.3. | Value adjustments to receivables | | |
| III. | Other operating revenues | 797 | 1 197 |
| III.1. | Revenue from sold non-current assets | | |
| III.2. | Revenue from sold materials | 2 | |
| III.3. | Other operating revenues | 795 | 1 197 |
| F. | Other operating costs | 238 | 35 |
| F.1. | Net book value of non-current assets sold | | |
| F.2. | Materials sold | | |
| F.3. | Taxes and fees | | |
| F.4. | Provisions in operating area and complex prepaid costs | 204 | |
| F.5. | Other operating costs | 34 | 35 |
| * | **Operating profit/loss (+/-)** | **4 089** | **5 083** |
| IV. | Revenue from non-current financial assets – shares | 0 | 0 |
| VI. | Interest income and similar revenues | 895 | 917 |
| VI.1. | – from controlled/controlling entity | 895 | 917 |
| VI.2. | – other interest income | | |
| I. | Value adjustments and provisions in financial area | 0 | |
| J. | Interest expense and similar costs | 0 | 0 |
| VII. | Other financial revenues | 1 772 | 3 968 |
| K. | Other financial costs | 3 051 | 3 562 |
| * | **Financial profit/loss (+/-)** | **-384** | **1 323** |

Prior period Current period Description Cod e 6 406 3 705 Profit/loss before tax (+/ - ) ** 0 - 1 723 Income tax L. Current income tax L.1. - 1 723 Deferred income tax (+/ - ) L.2. 6 406 5 428 Profit/loss after tax (+/ - ) ** Transfer of profit share to members (+/ - ) M. 6 406 5 428 Profit/loss for the accounting period (+/ - ) *** 84 072 77 274 * Net turnover for the accounting period = I. + II. + III. + IV. + V. + VI. + VII. Prepared: 25 June 2024 Signatory: ROBERT WILLIAM HONG - SAN YUNG, statutory body

Accounting entity GAMEE MOBILE s.r.o. Notes to the Financial Statements as at 31 December 2023

CONTENTS 3 DESCRIPTION OF THE COMPANY 1. 3 BASIC PRINCIPLES FOR PREPARING THE FINANCIAL STATEMENTS 2. 3 GENERAL ACCOUNTING PRINCIPLES, ACCOUNTING METHODS AND THEIR CHANGES AND DEVIATIONS 3. 3 Intangible non - current assets a) 4 Tangible non - current assets b) 4 Financial assets c) 4 Cash and cash equivalents d) 4 Receivables e) 5 Equity f) 5 External resources g) 5 Leasing h) 5 Foreign currency translation method i) 5 Use of estimates j) 5 Accounting for revenues and costs k) 5 Income tax l) 6 Subsequent events m) 6 NON - CURRENT ASSETS 4. 6 Tangible non - current assets (CZK thousands) a) 6 Non - current financial assets (CZK thousands) b) 7 RECEIVABLES 5. 7 LONG - TERM LIABILITIES 6. 7 SHORT - TERM LIABILITIES 7. 7 OFF - BALANCE SHEET INFORMATION 8. 7 PERSONNEL COSTS 9. 7 INFORMATION ON TRANSACTIONS WITH RELATED PARTIES 10. 8 SIGNIFICANT EVENTS AFTER THE BALANCE SHEET DATE 11.

Accounting entity GAMEE MOBILE s . r . o . Notes to the Financial Statements as at 31 December 2023 1. DESCRIPTION OF THE COMPANY Gamee Mobile s . r . o . (hereinafter the "Company") is a limited liability company with its registered office at Rasinovo nabrezi 71 / 10 , Prague 2 , Czech Republic, identification number 291 03 746 . The Company was registered in the Commercial Register maintained by the Municipal Court in Prague under file reference C, section 281545 . The main subject of its business is the provision of services in the field of application development and related services . The balance sheet date is 31 December 2023 . The consolidated financial statements for the largest group of accounting entities to which the Company as a consolidated accounting entity belongs are prepared by Animoca Brands Corporation Limited, Australian Business Number : 29 122 921 813 , with its registered office at 169 Fullarton RD, Dulwich, SA 5065 , Australia . 2. BASIC PRINCIPLES FOR PREPARING THE FINANCIAL STATEMENTS The attached individual (non - consolidated) financial statements were prepared in accordance with Act No . 563 / 1991 Coll . , on Accounting, as amended (hereinafter the "Accounting Act") and Decree No . 500 / 2002 Coll . , implementing certain provisions of Act No . 563 / 1991 Coll . , on Accounting, as amended, for accounting entities that are entrepreneurs using the double - entry bookkeeping system, as amended, effective for 2023 (hereinafter the "Implementing Decree to the Accounting Act") . The Company presents revenues and costs in its profit and loss statement as positive amounts . The financial statements are prepared on the assumption that the accounting entity will continue as a going concern . The data in these financial statements are expressed in thousands of Czech crowns (CZK), unless otherwise stated . 3. GENERAL ACCOUNTING PRINCIPLES, ACCOUNTING METHODS AND THEIR CHANGES AND DEVIATIONS The valuation methods used by the Company when preparing the financial statements for 2023 and 2022 are as follows : a) Intangible non - current assets Intangible non - current assets are valued at cost, which includes the acquisition price and costs related to the acquisition. Intangible non - current assets produced in - house are valued at own costs, which include direct material and wage costs and manufacturing overhead. Intangible non - current assets exceeding CZK 80 thousand in 2023 and 2022 are depreciated as costs based on the estimated useful life of the respective asset. Depreciation Depreciation is calculated based on the acquisition cost and the estimated useful life of the respective asset . The depreciation plan is updated during the use of intangible non - current assets based on the expected useful life and estimated residual value of the asset . The estimated useful life is set as follows : Number of years (from – to) 5 Domains

3 Software

Accounting entity GAMEE MOBILE s.r.o. Notes to the Financial Statements as at 31 December 2023 If there is a decrease in the carrying value of intangible non - current assets, the Company creates an allowance due to temporary non - use, damage, etc. Technical improvements to intangible non - current assets increase their acquisition cost. Repairs and maintenance are charged to costs. b) Tangible non - current assets Tangible non - current assets are valued at cost, which includes the acquisition price, transportation costs, customs duties and other costs related to the acquisition. Tangible non - current assets produced in - house are valued at own costs, which include direct material and wage costs and manufacturing overhead. Tangible non - current assets exceeding CZK 80 thousand in 2023 and 2022 are depreciated as costs based on the estimated useful economic life of the respective asset. Technical improvements to tangible non - current assets increase their acquisition cost. Repairs and maintenance are charged to costs. Depreciation Depreciation is calculated based on the acquisition cost and the estimated useful life of the respective asset . The depreciation plan is updated during the use of tangible non - current assets based on the expected useful life and estimated residual value of the asset . The estimated useful life is set as follows : Number of years (from – to) 3 Computers 5 Furniture If there is a decrease in the carrying value of tangible non - current assets, the Company creates an allowance due to temporary non - use, damage, etc. c) Financial assets Non - current financial assets mainly comprise loans and credits with a maturity of more than one year, equity interests, realisable securities and shares, and bond securities held to maturity. If there is a decrease in the carrying value of non - current financial assets that is not recognised at the balance sheet date, the difference is considered a temporary decrease in value and is accounted for as an allowance. d) Cash and cash equivalents Cash and cash equivalents comprise cash, money in hand and amounts in bank accounts. e) Receivables Receivables are recognised at their nominal value upon initial recognition . The valuation of doubtful receivables is reduced through allowances to their realisable value, based on individual assessment of individual debtors and the age structure of receivables . Accrued income – assets side is valued on the basis of expert estimates and calculations . They are divided into short - term and long - term .

Accounting entity GAMEE MOBILE s . r . o . Notes to the Financial Statements as at 31 December 2023 Receivables and accrued income – assets side are divided into short - term (maturity up to 12 months inclusive) and long - term (maturity over 12 months), where short - term items are due within one year from the balance sheet date . f) Equity The Company's share capital is reported at the amount registered in the Commercial Register of the Municipal Court . Any increase or decrease in share capital based on a resolution of the general meeting that has not been registered by the date of the financial statements is reported as changes in share capital . Contributions exceeding the share capital are reported as share premium . Other capital funds are created by cash contributions in excess of the share capital value . g) External resources The Company creates provisions for losses and risks in cases where it is possible to determine with a high degree of probability the title, amount and due date of the obligation, while maintaining material and temporal context . Long - term and short - term liabilities are reported at their nominal values . Accrued liabilities – liabilities side are valued on the basis of expert estimates and calculations . They are divided into short - term and long - term . h) Leasing The Company accounts for leased assets in such a way that it includes lease instalments in costs and, in the case of a finance lease, activates the corresponding value of the leased asset at the time the lease contract ends and the option to purchase is exercised . Pre - paid lease instalments are deferred over time . i) Foreign currency translation method Assets and liabilities denominated in a foreign currency are valued in Czech crowns (at the exchange rate applicable on the date they were incurred) and monetary items were translated at the balance sheet date at the exchange rate announced by the Czech National Bank as at 31 December . Realised and unrealised exchange gains and losses are recognised in financial revenues or financial costs of the current year . j) Use of estimates The preparation of financial statements requires the Company's management to use estimates and assumptions that affect the reported values of assets and liabilities at the date of the financial statements and the reported amount of revenues and costs during the period under review . The Company's management determined these estimates and assumptions on the basis of all relevant information available to it . However, as is inherent in the nature of the estimate, the actual values may differ from these estimates in the future . k) Accounting for revenues and costs Revenues and costs are accounted for on an accrual basis, i . e . in the period to which they are materially and temporally related . l) Income tax

The income tax charge is calculated using the applicable tax rate from the accounting profit increased or decreased by permanently or temporarily tax non - deductible costs and non - taxable revenues (e . g . , creation and reversal of other provisions and allowances, representation costs, difference between accounting and tax depreciation, etc . ) . Items reducing the tax base (donations), deductible items (tax losses, R&D ; project costs) and income tax credits are also taken into account .

**Accounting entity GAMEE MOBILE s.r.o.**
**Notes to the Financial Statements as at 31 December 2023**

Deferred tax liability reflects the tax impact of temporary differences between the carrying amounts of assets and liabilities from an accounting perspective and the determination of the income tax base, taking into account the period of realisation.

Differences arising from the first year of accounting for deferred tax from all temporary differences are charged to equity.

In the event that the financial statements precede the final calculation of income tax, the accounting entity creates a provision for income tax.

### m) Subsequent events

The impact of events that occurred between the balance sheet date and the date of preparation of the financial statements is recognised in the accounting records in cases where these events provided additional information about the circumstances that existed on the balance sheet date.

In the event that significant events reflecting circumstances that arose after the balance sheet date occurred between the balance sheet date and the date of preparation of the financial statements, the consequences of these events are described in the notes to the financial statements but are not accounted for in the accounting records.

## 4. NON-CURRENT ASSETS

### a) Tangible non-current assets (CZK thousands)

**ACQUISITION COST**

| | Opening balance | Additions | Disposals | Closing balance |
|---|---|---|---|---|
| Movable assets and their sets (computers) | 229 | 0 | 0 | 229 |
| Incomplete non-current tangible assets | | | | |
| **Total 2023** | **229** | **0** | **0** | **229** |
| **Total 2022** | **117** | **112** | **0** | **229** |

**ALLOWANCES AND ACCUMULATED DEPRECIATION**

| | Opening balance | Depreciation | Disposals | Closing balance | Allowances | Carrying amount |
|---|---|---|---|---|---|---|
| Movable assets and their sets (computers) | 140 | 45 | 0 | 185 | 0 | 45 |
| Incomplete non-current tangible assets | 0 | 0 | 0 | 0 | 0 | 0 |
| **Total 2023** | **140** | **45** | **0** | **185** | **0** | **45** |
| **Total 2022** | **117** | **25** | **0** | **140** | **0** | **89** |

### b) Non-current financial assets (CZK thousands)

The loan in non-current financial assets represents a long-term interest-bearing loan to a related party with a balance of CZK 63,174 thousand as at 31 December 2023 (31 December 2022: CZK 62,934 thousand).

Accounting entity GAMEE MOBILE s.r.o. Notes to the Financial Statements as at 31 December 2023 5. RECEIVABLES Receivables with a maturity of more than 5 years amounted to CZK 0 thousand as at 31 December 2023 ( 31 December 2022 : CZK 0 thousand) . The Company has no receivables secured by real collateral. 6. LONG - TERM LIABILITIES Liabilities with a maturity of more than 5 years amounted to CZK 0 thousand as at 31 December 2023 ( 31 December 2022 : CZK 0 thousand) . 7. SHORT - TERM LIABILITIES As at 31 December 2023 and 31 December 2022 , the Company had no short - term liabilities secured by a lien or guarantee in favour of a creditor . Accrued liabilities – liabilities side amount to CZK 585 thousand . The estimate was determined on the basis of a qualified consumption estimate . 8. OFF - BALANCE SHEET INFORMATION Liabilities not included in the balance sheet arising from future minimum lease payments for the lease of office premises amount to CZK 2 , 590 thousand . 9. PERSONNEL COSTS The average number of employees during 2023 was 2.75 persons (during 2022: 3.43 persons). 10. INCOME TAX For 2022 , as a precautionary measure, the Company did not recognise a deferred tax asset . In view of the expected positive development of business results, the Company decided to recognise the deferred tax asset again due to tax losses in the balance sheet as at 31 December 2023 in the amount of CZK 1 , 723 thousand . With regard to the guidance of the National Accounting Council NUR I - 9 , the deferred tax asset was recognised in the profit and loss statement (item L . 2 of the Profit and Loss Statement), as this is a change in the estimate of its realisability . 11. INFORMATION ON TRANSACTIONS WITH RELATED PARTIES The Company provides services to related parties within the framework of standard business activities. In 2023, the value of these services amounted to CZK 72,770 thousand (in 2022: CZK 76,963 thousand). As at 31 December 2023, the Company has short - term receivables from related parties in the amount of CZK 17,750 thousand (31 December 2022: CZK 16,186 thousand). As at 31 December 2023, the Company has loan receivables from a related party in the amount of CZK 63,174 thousand (31 December 2022: CZK 62,934 thousand). As at 31 December 2023, the Company records a long - term advance received from its related party in the amount of CZK 11,240 thousand (31 December 2022: CZK 11,361 thousand).

Accounting entity GAMEE MOBILE s . r . o . Notes to the Financial Statements as at 31 December 2023 As at 31 December 2023 , the Company records a short - term other liability to a related party in the amount of CZK 281 thousand ( 31 December 2022 : CZK 284 thousand) and another receivable in the amount of CZK 355 thousand ( 31 December 2022 : CZK 92 thousand) . 12. SIGNIFICANT EVENTS AFTER THE BALANCE SHEET DATE As at the date of preparation of the financial statements, the Company's management is not aware of any significant events that would have affected the financial statements as at 31 December 2023 . Prepared on: 25 June 2024 Name and signature of the Company's statutory body: ROBERT WILLIAM HONG - SAN YUNG